EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended September 30,

	2000	1999

Net income	$4,352	$3,817

Average number of shares outstanding during the period	11,354	10,989

Dilutive effect of stock options after application of treasury stock method	169	372

Average number of shares outstanding during the period	11,523	11,361

Basic earnings per share	$0.38	$0.35

Diluted earnings per share	$0.38	$0.34